Mail Stop 4561

October 29, 2009

Gerald G. Sax
Senior Vice President and Chief Financial Officer
Viasystems, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

      Re: **Viasystems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 333-29727

Dear Mr. Sax:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief